CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2025 AND 2024

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	March 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$80,573	$50,402
Trade receivable		63,606	18,399
Inventories	4	55,535	42,094
Income tax receivable		1,526	2,284
Other current assets	5	31,052	28,611
		232,292	141,790
Non-Current
Mineral properties, plant and equipment	6	1,401,584	1,258,494
Exploration and evaluation assets	7	15,320	11,352
Deferred income tax assets		5,817	16,659
Deposits and other non-current assets	8	30,683	29,733
		1,453,404	1,316,238
Total Assets		$1,685,696	$1,458,028

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$136,022	$101,886
Current portion of loans and borrowings	10	52,479	45,893
Current portion of deferred revenue	11	13,911	31,712
Income taxes payable		1,932	3,330
Current portion of derivatives	19	3,748	17,980
Current portion of lease liabilities		13,956	10,905
		222,048	211,706
Non-Current
Loans and borrowings	10	589,860	556,296
Deferred revenue	11	97,411	48,231
Provision for rehabilitation and closure costs		23,706	21,891
Lease liabilities		8,433	6,980
Other non-current liabilities	12	25,558	21,850
		744,968	655,248
Total Liabilities		967,016	866,954

SHAREHOLDERS’ EQUITY
Share capital	13	286,874	286,548
Equity reserves		(134,266)	(180,472)
Retained earnings		561,282	481,055
Equity attributable to owners of the Company		713,890	587,131
Non-controlling interests		4,790	3,943
		718,680	591,074
Total Liabilities and Equity		$1,685,696	$1,458,028

Commitments (Notes 7 and 11)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2025	2024

Revenue	14	$125,088	$105,793
Cost of sales	15	(69,566)	(74,616)
Gross profit		55,522	31,177

Expenses
General and administrative	16	(11,371)	(11,514)
Share-based compensation	13 (e)	(1,173)	(6,545)
Operating Income		42,978	13,118
Finance income		838	1,468
Finance expense	17	(4,723)	(4,634)
Foreign exchange gain (loss)	18	58,400	(18,996)
Other (expenses) income		(2,125)	361
Income (loss) before income taxes		95,368	(8,683)

Current income tax expense		(3,718)	(3,330)
Deferred income tax (expense) recovery		(11,023)	5,183
Income tax (expense) recovery		(14,741)	1,853
Net income (loss) for the period		$80,627	$(6,830)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		45,775	(24,680)
Comprehensive income (loss)		$126,402	$(31,510)

Net income (loss) attributable to:
Owners of the Company		80,227	(7,141)
Non-controlling interests		400	311
		$80,627	$(6,830)

Comprehensive income (loss) attributable to:
Owners of the Company		125,555	(31,621)
Non-controlling interests		847	111
		$126,402	$(31,510)

Net income (loss) per share attributable to owners of the Company
Basic	13 (f)	$0.77	$(0.07)
Diluted	13 (f)	$0.77	$(0.07)

Weighted average number of common shares outstanding
Basic	13 (f)	103,564,654	102,769,444
Diluted	13 (f)	103,904,737	102,769,444

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended March 31,
	Notes	2025	2024
Cash Flows from Operating Activities
Net income (loss) for the period		$80,627	$(6,830)
Adjustments for:
Amortization and depreciation		18,620	23,296
Income tax expense (recovery)		14,741	(1,853)
Amortization of deferred revenue	14	(2,246)	(5,923)
Share-based compensation	13 (e)	1,173	6,545
Finance income		(838)	(1,468)
Finance expenses	17	4,723	4,634
Foreign exchange (gain) loss		(57,464)	19,498
Other		2,192	(9)
Changes in non-cash working capital items	20	(42,766)	(20,574)
		18,762	17,316
Advance from Xavantina Gold Stream	11	50,000	1,105
Derivative contract settlements		(2,216)	2,126
Provision settlements		(742)	(688)
Income taxes paid		(364)	(2,627)
		65,440	17,232

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(56,430)	(106,589)
Additions to exploration and evaluation assets		(3,109)	(1,201)
Proceeds from short-term investments and interest received		517	731
		(59,022)	(107,059)

Cash Flows used in Financing Activities
Lease liability payments		(4,003)	(3,110)
New loans and borrowings, net of transaction costs	10	55,266	50,135
Loans and borrowings repaid	10	(9,502)	(2,617)
Interest paid on loans and borrowings	10	(16,927)	(13,352)
Other finance expenses paid		(2,050)	(1,286)
Proceeds from exercise of stock options		207	298
		22,991	30,068

Effect of exchange rate changes on cash and cash equivalents		762	(287)
Net increase (decrease) in cash and cash equivalents		30,171	(60,046)
Cash and cash equivalents - beginning of period		50,402	111,738
Cash and cash equivalents - end of period		$80,573	$51,692
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the period		—	—	—	—	(7,141)	(7,141)	311	(6,830)
Other comprehensive loss for the period		—	—	—	(24,480)	—	(24,480)	(200)	(24,680)
Total comprehensive income (loss) for the period		—	—	—	(24,480)	(7,141)	(31,621)	111	(31,510)
Shares issued for:
Exercise of options		21,886	423	(125)	—	—	298	—	298
Share-based compensation	13 (e)	—	—	1,354	—	—	1,354	—	1,354
Dividends to non-controlling interest		—	—	—	—	—	—	(50)	(50)
Balance, March 31, 2024		102,769,444	$271,759	$9,726	$(49,593)	$542,389	$774,281	$5,142	$779,423

Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074
Income for the period		—	—	—	—	80,227	80,227	400	80,627
Other comprehensive income for the period		—	—	—	45,328	—	45,328	447	45,775
Total comprehensive income for the period		—	—	—	45,328	80,227	125,555	847	126,402
Shares issued for:
Exercise of options		16,296	316	(109)	—	—	207	—	207
Settlement of restricted share units		559	10	(22)	—	—	(12)	—	(12)
Share-based compensation	13 (e)	—	—	1,009	—	—	1,009	—	1,009
Balance, March 31, 2025		103,572,066	$286,874	$9,059	$(143,325)	$561,282	$713,890	$4,790	$718,680

The accompanying notes are an integral part of these condensed consolidated interim financial statements                              Page 4

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 5, 2025.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2024.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three months ended March 31, 2025, the Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended March 31, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$63,270	$46,232	$15,586	$—	$125,088

Cost of production	(35,719)	(5,522)	(6,225)	—	(47,466)
Depreciation and depletion	(14,646)	(45)	(3,555)	—	(18,246)
Sales expense	(1,376)	(2,203)	(275)	—	(3,854)
Cost of sales	(51,741)	(7,770)	(10,055)	—	(69,566)

Gross profit	11,529	38,462	5,531	—	55,522

Expenses
General and administrative	(4,622)	(1,423)	(1,687)	(3,639)	(11,371)
Share-based compensation	—	—	—	(1,173)	(1,173)
Operating income (loss)	$6,907	$37,039	$3,844	$(4,812)	$42,978

Capital expenditures(1)	34,404	15,452	4,818	2,927	57,601

Assets
Current	$69,500	$90,080	$66,547	$6,165	232,292
Non-current	893,825	450,363	93,496	15,720	1,453,404
Total Assets	$963,325	$540,443	$160,043	$21,885	$1,685,696
Total Liabilities	$171,637	$64,136	$134,277	$596,966	967,016

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the three months ended March 31, 2025, the Company had five significant customers (March 31, 2024 - three), including three copper customer (March 31, 2024 - one) and two gold customers (March 31, 2024 - two).

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2024	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$73,856	$—	$31,937	$—	$105,793

Cost of production	(42,227)	—	(7,255)	—	(49,482)
Depreciation and depletion	(17,561)	—	(5,283)	—	(22,844)
Sales expense	(1,818)	—	(472)	—	(2,290)
Cost of sales	(61,606)	—	(13,010)	—	(74,616)

Gross profit	12,250	—	18,927	—	31,177

Expenses
General and administrative	(6,354)	—	(1,601)	(3,559)	(11,514)
Share-based compensation	—	—	—	(6,545)	(6,545)
Operating income (loss)	$5,896	$—	$17,326	$(10,104)	$13,118

Capital expenditures(1)	41,604	50,039	4,406	1,124	97,173

Assets
Current	$76,717	$4,956	$21,654	$26,633	129,960
Non-current	887,555	372,997	92,727	17,296	1,370,575
Total Assets	$964,272	$377,953	$114,381	$43,929	$1,500,535
Total Liabilities	$120,940	$34,502	$90,991	$474,679	721,112

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	March 31, 2025	December 31, 2024
Supplies and consumables	$33,889	$28,980
Stockpiles	6,610	5,024
Work in progress	4,334	3,049
Finished goods	10,702	5,041
	$55,535	$42,094

5.    Other Current Assets

	March 31, 2025	December 31, 2024
Advances to suppliers	$3,176	$3,157
Prepaid expenses and other	9,612	5,879
Derivatives (Note 19)	271	—
Note receivable (Note 19)	4,520	4,678
Value added taxes recoverable	13,473	14,897
	$31,052	$28,611

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2024	36,593	294,944	643,758	501,057	26,972	12,700	21,336	49,995	1,587,355
Additions	99	2,858	21,965	27,274	493	1,897	—	7,175	61,761
Capitalized borrowing costs	—	—	—	11,017	—	—	—	—	11,017
Disposals	—	(20)	—	—	—	—	—	(180)	(200)
Transfers	—	811	37	1,796	7	(2,651)	—	—	—
Foreign exchange	2,857	23,075	50,167	32,420	1,980	965	1,664	3,909	117,037
Balance, March 31, 2025	$39,549	$321,668	$715,927	$573,564	$29,452	$12,911	$23,000	$60,899	$1,776,970

Accumulated depreciation:
Balance, December 31, 2024	(7,219)	(73,675)	(199,911)	—	(9,210)	—	(5,574)	(33,272)	(328,861)
Depreciation expense	(635)	(6,525)	(8,749)	—	(521)	—	(221)	(4,191)	(20,842)
Disposals	—	20	—	—	—	—	—	126	146
Foreign exchange	(574)	(5,862)	(15,695)	—	(646)	—	(439)	(2,613)	(25,829)
Balance, March 31, 2025	$(8,428)	$(86,042)	$(224,355)	$—	$(10,377)	$—	$(6,234)	$(39,950)	$(375,386)

Net book value, December 31, 2024	$29,374	$221,269	$443,847	$501,057	$17,762	$12,700	$15,762	$16,723	$1,258,494
Net book value, March 31, 2025	$31,121	$235,626	$491,572	$573,564	$19,075	$12,911	$16,766	$20,949	$1,401,584

(1) Mineral properties include $65.7 million (2024 - $57.9 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.

     Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at March 31, 2025, the Company had $15.3 million (2024 - $11.4 million) in exploration and evaluation assets, which include several property option agreements.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas copper project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling and produce a scoping study within 18 months of signing the Agreement
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at March 31, 2025, exploration and evaluation assets include $8.0 million (2024 - $4.9 million) in expenditures associated with the Furnas Project.

8.     Deposits and Other Non-current Assets

	March 31, 2025	December 31, 2024
Value added taxes recoverable	$19,137	$18,336
Note receivable (Note 19)	7,463	7,331
Deposits and others	4,083	4,066
	$30,683	$29,733

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.    Accounts Payable and Accrued Liabilities

	March 31, 2025	December 31, 2024
Trade suppliers	$53,709	$58,067
Payroll and labour related liabilities	15,069	19,086
Value added tax, royalty and other tax payable	8,350	8,505
Cash-settled equity awards (Note 13(b) and (c))	7,917	8,460
Customer advance	42,615	—
Provision for rehabilitation and closure costs	7,285	6,766
Other accrued liabilities	1,077	1,002
	$136,022	$101,886
.

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	March 31, 2025	December 31, 2024
Senior Notes	USD	Unsecured	58	6.50%	$400,000	$397,883	$404,152
Senior credit facility	USD	Secured	45	SOFR plus 2.00% - 4.50%	165,000	164,356	134,212
Copper Prepayment Facility	USD	Secured	21	8.66%	63,889	66,254	46,530
Equipment finance loans	USD	Secured	9 - 25	5.00% - 8.35%	10,634	10,755	12,933
Equipment finance loans	EUR	Secured	11 - 15	5.25%	461	462	544
Equipment finance loans	BRL	Unsecured	1 - 14	nil% - 16.63%	1,424	1,484	2,597
Bank loan	BRL	Unsecured	20	CDI + 0.50%	1,139	1,145	1,221
Total					$642,547	$642,339	$602,189

Current portion						$52,479	$45,893
Non-current portion						$589,860	$556,296

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The movements in loans and borrowings are comprised of the following:

	Three months ended March 31, 2025					Year ended December 31, 2024
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$404,152	$134,212	$46,530	$17,295	$602,189	$426,233
Proceeds from loans and borrowings		30,000	25,000	266	55,266	214,565
Principal payments	—	—	(5,556)	(3,946)	(9,502)	(39,950)
Interest payments	(13,000)	(2,821)	(809)	(297)	(16,927)	(32,166)
Interest costs, including interest capitalized	6,731	2,965	1,089	232	11,017	36,467
Deferred transaction costs	—	—	—	—	—	(2,143)
Foreign exchange	—	—	—	296	296	(817)
Balance, end of period	$397,883	$164,356	$66,254	$13,846	$642,339	$602,189

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)    Senior Credit Facility

In January 2025, the Company amended its Senior Revolving Credit Facility ("Amended Senior Credit Facility") to increase its borrowing limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rates on the Amended Senior Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25% depending on the Company’s consolidated total leverage ratio. The Commitment fees for any undrawn portion of the Senior Credit Facility were reduced to between 0.45% to 0.96% based on a sliding scale. The Company determined that the amendments were a non-substantial modification. As at March 31, 2025, the Senior Credit Facility bears an weighted average interest rate of 7.67% on its drawn balance and a commitment fee of 0.73% on its undrawn balance.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a total leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a total leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at March 31, 2025, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

11. Deferred Revenue

Xavantina Gold Stream

In 2021, the Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the Original Xavantina Stream.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestones from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The contract modification was accounted for as if the original contract was terminated and a new contract created. The remaining consideration received under the Original Xavantina Stream and the additional consideration received as a result of the modification will be allocated to future remaining gold deliveries based on stand alone selling prices on the contract modification date.

The movements in Xavantina Gold Stream deferred revenue during the three months ended March 31, 2025 are comprised of the following:

	March 31, 2025	December 31, 2024
Gold ounces delivered in the period(1)	1,367	15,917

Balance, beginning of period	$62,989	$75,549
Advances	50,000	3,249
Accretion expense	579	2,501
Amortization of deferred revenue	(2,246)	(18,310)
Balance, end of period	$111,322	$62,989

Current portion	$13,911	$14,758
Non-current portion	97,411	48,231

(1)        During the three months ended March 31, 2025, the Company delivered 1,367 ounces of gold (December 31, 2024 - 15,917 ounces) to Royal Gold for average consideration of $570 per ounce (December 31, 2024 - $473 per ounce). At March 31, 2025, a cumulative 46,544 ounces (December 31, 2024 - 45,177 ounces) of gold have been delivered under the Xavantina Gold Stream.
(2) Amortization of deferred revenue during the three months ended March 31, 2025 was net of $0.5 million (December 31, 2024 - $4.2 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

12. Other Non-current Liabilities

	March 31, 2025	December 31, 2024
Cash-settled equity awards (Note 13(b))	$3,251	$2,536
Withholding, value added tax, and other taxes payable	16,301	14,437
Provision	1,689	1,588
Derivatives (Note 19)	578	—
Other liabilities	3,739	3,289
	$25,558	$21,850

13.     Share Capital

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Three Months Ended March 31,
	2025		2024
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,734,607	$19.07	1,886,325	$19.03
Exercised	(16,296)	18.12	(21,886)	18.44
Forfeited	(59,256)	20.38	—	—
Outstanding stock options, end of period	1,659,055	$19.03	1,864,439	$19.03

The weighted average share price on the date of exercise for options exercised during the three months ended March 31, 2025 was CAD$19.64 (three months ended March 31, 2024 - CAD$23.43).

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at March 31, 2025, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,183,477	815,073	2.53
$20.01 to $25.35 CAD	475,578	51,398	4.55
$19.03 CAD ($13.24 USD)	1,659,055	866,471	3.11

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Three Months Ended March 31,
	2025	2024
Outstanding balance, beginning of period	1,014,505	967,921
Forfeited	(38,218)	—
Outstanding balance, end of period	976,287	967,921

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at March 31, 2025, the fair value of the PSU liability was $7.1 million (December 31, 2024 - $6.6 million) of which $3.9 million (December 31, 2024 - $4.1 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Three months ended March 31,
	2025	2024
Outstanding balance, beginning of period	325,111	307,312
Issued	6,101	5,425
Outstanding balance, end of period	331,212	312,737

At March 31, 2025, DSU liabilities had a fair value of $4.0 million (December 31, 2024 - $4.4 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

The continuity of RSUs issued and outstanding is as follows:

	Three months ended March 31,
	2025	2024
Outstanding balance, beginning of period	328,180	340,570
Settled	(1,204)	—
Forfeited	(12,259)	—
Outstanding balance, end of period	314,717	340,570

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(e)     Share-based compensation

	Three months ended March 31,
	2025	2024
Stock options	$491	$684
Performance share unit plan	532	3,913
Deferred share unit plan	(368)	1,278
Restricted share unit plan	518	670
Share-based compensation(1)	$1,173	$6,545

(1)    For the three months ended March 31, 2025, the Company recorded $1.0 million (three months ended March 31, 2024 - $1.4 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net Income (Loss) per Share

	Three months ended March 31,
	2025	2024
Weighted average number of common shares outstanding	103,564,654	102,769,444
Dilutive effects of:
Stock options	25,366	—
Share units	314,717	—
Weighted average number of diluted common shares outstanding(1)	103,904,737	102,769,444

Net income (loss) attributable to owners of the Company	$80,227	$(7,141)
Basic net income (loss) per share	$0.77	$(0.07)
Diluted net income (loss) per share	$0.77	$(0.07)

(1)      Weighted average number of diluted common shares outstanding for the three months ended March 31, 2025 excluded 949,663 (three months ended March 31, 2024 - 724,936) stock options and nil share units (three months ended March 31, 2024 - 340,570) that were anti-dilutive.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
14. Revenue

	Three months ended March 31,
	2025	2024
Copper
Export sales	$108,639	$73,652
Adjustments on provisional sales(1)	863	204
	109,502	73,856
Gold
Sales	13,340	26,014
Amortization of deferred revenue(2)	2,246	5,923
	$15,586	$31,937
	$125,088	$105,793

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to six months (March 31, 2024 - zero to one month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three months ended March 31, 2025, the Company delivered 1,367 ounces of gold (three months ended March 31, 2024 - 4,555 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $570 per ounce (three months ended March 31, 2024 - $417 per ounces) and recognized $2.2 million in amortization of deferred revenue (three months ended March 31, 2024 - $5.9 million).

15.     Cost of Sales

	Three months ended March 31,
	2025	2024
Materials	$11,690	$10,404
Salaries and benefits	18,903	15,848
Contracted services	8,216	8,454
Maintenance costs	9,523	7,244
Utilities	4,146	3,667
Other costs	404	236
Change in inventory (excluding depreciation and depletion)	(5,416)	3,629
Cost of production	47,466	49,482
Sales expense and others	3,854	2,290
Depreciation and depletion	20,374	21,268
Change in inventory (depreciation and depletion)	(2,128)	1,576
	$69,566	$74,616

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
16.     General and Administrative Expenses

	Three months ended March 31,
	2025	2024
Accounting and legal	$378	$380
Amortization and depreciation	374	452
Office and administration	2,272	2,296
Salaries and consulting fees	6,537	6,031
Incentive payments	1,098	1,691
Other	712	664
	$11,371	$11,514

17.    Finance Expense

	Three months ended March 31,
	2025	2024
Accretion of deferred revenue	$579	$686
Accretion of provision for rehabilitation and closure costs	841	633
Interest on lease liabilities	563	445
Other finance expenses(1)	2,740	2,870
	$4,723	$4,634

(1) Other finance expenses during the three months ended March 31, 2025 included $1.3 million (three months ended 2024 - $1.9 million) credit loss on certain accounts receivable (see Note 19).
(2)    During the three months ended March 31, 2025, the Company capitalized $11.0 million (three months ended 2024 - $7.4 million) of borrowing costs to projects in progress.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
18.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended March 31,
	2025	2024
Foreign exchange gain (loss) on USD denominated debt in Brazil	$45,103	$(12,808)
Realized foreign exchange (loss) gain on derivative contracts (note 19)	(2,216)	2,126
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	16,806	(9,341)
Foreign exchange (loss) gain on other financial assets and liabilities	(1,293)	1,027
	$58,400	$(18,996)

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at March 31, 2025, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At March 31, 2025, the carrying value of loans and borrowings, including accrued interest, was $642.3 million while the fair value is approximately $633.0 million. At March 31, 2025, the carrying value of notes receivable, including accrued interest, was $12.0 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$80,573	$50,402
Accounts receivable	63,606	18,399
Derivatives	271	—
Note receivable	11,983	12,009
Deposits and other assets	5,104	4,961
	$161,537	$85,771

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At March 31, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $22.5 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $14.1 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at March 31, 2025 was $8.4 million (December 31, 2024 - $7.6 million.), of which $4.4 million (December 31, 2024 - $3.9 million) was included in other current assets. No adjustment was required on the credit loss provision in the three months ended March 31, 2025 (provision of $1.9 million for the three months ended March 31, 2024).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$642,339	$829,503	$89,901	$111,845	$627,757	$—
Accounts payable and accrued liabilities	128,737	129,884	129,884	—	—	—
Other non-current liabilities	6,990	16,453	—	15,463	604	386
Leases	22,389	24,575	15,446	8,797	333	—
Total	$800,455	$1,000,415	$235,231	$136,105	$628,694	$386

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of March 31, 2025 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$332.5 million	USD/BRL	5.52	6.49	April 2025 - June 2026
Copper collar (iii)	18,000 tonnes	$ / lb	4.00	4.68	April 2025 - September 2025
Gold collar (iii)	22,500 ounces	$ / oz	$2,200	$3,425	April 2025 - December 2025

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2025 relates to $77.5 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2025 on $568.2 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $64.5 million and $129.0 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At March 31, 2025, the aggregate fair value of the Company's foreign exchange derivatives was a net liability of $1.8 million (December 31, 2024 - liability of $17.9 million), of which $0.3 million is included in other current assets, $1.5 million is included in current portion of derivatives liabilities, and $0.6 million is included in other non-current liabilities. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was an unrealized gain of $16.8 million for the three months ended March 31, 2025 (a loss of $9.3 million for the three months ended March 31, 2024) and has been recognized in foreign exchange (loss) gain. In addition, during the three months ended March 31, 2025, the Company recognized a realized loss of $2.2 million (realized gain of $2.1 million for the three months ended March 31, 2024) related to the settlement of foreign currency forward collar contracts.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at March 31, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2025, the Company had copper collar contracts on 3,000 tonnes of copper per month from April 2025 to September 2025. These copper derivative contracts establish an average floor price of $4.00 per pound of copper and an average cap price of 4.68 per pound. As of March 31, 2025, the fair value of these contracts was a net liability of $1.3 million (December 31, 2024 - nil). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

At March 31, 2025, the Company also had gold collar contracts on 2,500 ounces of gold per month from April 2025 to December 2025. These gold derivative contracts establish an average floor price of $2,200 per ounce of gold and an average cap price of $3,425 per ounce. As of March 31, 2025, the fair value of these contracts was a net liability of $0.9 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three months ended March 31, 2025, the Company recognized an unrealized loss of $2.1 million (unrealized gain of $0.1 million for the three months ended March 31, 2024) and nil realized impact (nil for the three months ended March 31, 2024) in relation to its commodity derivatives in other income or loss.

At March 31, 2025, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at March 31, 2025, a 10% change in the price of copper would have changed pre-tax net income (loss) by $11.0 million.

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
20. Supplemental Cash Flow Information

	Three months ended March 31,
Net change in non-cash working capital items:	2025	2024
Accounts receivable	$(45,062)	$(3,018)
Inventories	(8,008)	3,629
Other assets	(1,674)	(6,632)
Accounts payable and accrued liabilities	11,978	(14,553)
	$(42,766)	$(20,574)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$7,175	$4,034
Non-cash (decrease) increase in accounts payable in relation to capital expenditures	(1,938)	2,070

    Notes to Financial Statements | Page 25